Exhibit 99.1

The Right Board and Strategy to Unlock the Value of InterOil’s Assets Investor Presentation May 25, 2016

Legal Notice and Forward-Looking Statements None of the securities anticipated to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities. There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www.sedar.com This document includes “forward-looking statements”. All statements, other than statements of historical facts, included in this document are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward looking statements. These include in particular information and statements relating to InterOil’s agreement with Oil Search and the ability to realize the anticipated benefits, Oil Search’s agreement with Total and the ability to realize the anticipated benefits, the ability to complete either of the two transactions, either on the anticipated timeline or at all, the ability to obtain required regulatory and court approvals for the two transactions, the combined company's expected growth profile, the anticipated market capitalization of the combined company, the need to integrate the two companies and related costs, business disruptions relating from the transactions, the outcome of any legal proceeding relating to the transactions, the combined company becoming a leading exploration and production champion for Papua New Guinea, the profitability of the combined company, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break-even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work-overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil’s publicly available filings, including but not limited to those in InterOil’s annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, as well as the risk that Oil Search and Total do not enter into definitive agreements relating to the MOU between such parties. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Reference is made in this presentation to contingent resources It should be noted that we have no production or reserves or future net revenue as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) or under definitions established by the SEC. Trillion cubic feet equivalent (Tcfe) may be misleading, particularly if used in isolation. A Tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Well test results should be considered as preliminary and not necessarily indicative of long-term performance or of ultimate recovery. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery. Estimates of InterOil’s Contingent Resources are based on the independent evaluation by GLJ of Contingent Resources for the Elk-Antelope and Triceratops fields as at December 31, 2015 (“GLJ Elk-Antelope and Triceratops Report”) and the independent evaluation by RISC of Contingent Resources for the Raptor and Bobcat discoveries as at December 31, 2015 (“RISC Raptor and Bobcat Report”), which have each been prepared in accordance with the COGE Handbook. All of InterOil’s Contingent Resources have been classified as conventional natural gas and natural gas liquids. Contingent Resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is uncertainty that it will be commercially viable to produce any portion of the resources. It should be noted that it is not certain that all fields / accumulations set out above will progress to reserves. The following classification of Contingent Resources are used in this Presentation: • Low Estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. • Best Estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. • High Estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. The estimates of Contingent Resources provided in this presentation are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered. Actual Contingent Resources may be greater than or less than the estimates provided in this in this presentation and the differences may be material. There is no assurance that the forecast price and cost assumptions applied by GLJ and RISC in evaluating InterOil’s Contingent Resources will be attained and variances could be material. There is also uncertainty that it will be commercially viable to produce any part of the Contingent Resources. For a discussion of the Contingent Resources project evaluation scenario, economics status and maturity subclass as well as the change, timing and development of Contingent Resources evaluated pursuant to the GLJ Elk-Antelope and Triceratops Report and the RISC Raptor and Bobcat Report see Schedule A to InterOil’s Annual Information Form for the year ended December 31, 2015 which is available on www.interoil.com or from the SEC at www.sec.gov or on SEDAR at www.sedar.com. Accuracy of resource estimates The accuracy of resource estimates is in part a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more appraisal wells, detailed design estimates and near-term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional appraisal wells or seismic determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and/or well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional appraisal wells or seismic determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and/or well data. Disclaimer of oil and gas information

Agenda InterOil Overview Why Shareholders Should Vote for InterOil’s Director Nominees Mulacek’s Self-Serving Agenda Proposed Value-Creating Transaction with Oil Search InterOil Board Recommendations 1 2 3 4 5

Overview: InterOil Corporation



Incorporated Canada (Yukon)
NYSE:IOC
Operations & Office Papua New Guinea
Headquarters Singapore

Overview of InterOil's licences

Licence	Acres	Gross interest[3]
PRL 15	188,675	36.5%
PRL 39	188,877	69.1%
PPL 474	1,232,462	94.3%
PPL 475	524,315	79.1%
PPL 476	1,215,243	78.6%
PPL 477	1,215,243	79.1%
Total	**3,978,828**	

- InterOil Corporation is a Papua New Guinea focused pure play exploration and production company
  - Incorporated in Canada
  - Headquartered in Singapore
  - Listed on NYSE (IOC) with a market capitalisation of ~US$2.2 billion[1] and an enterprise value of ~US$2.4bn[2]
- Key asset is a 36.5%[3] gross interest in PRL 15, and the associated Elk-Antelope discovery, one of Asia's largest undeveloped gas fields
  - PRL 15 appraisal is continuing with development likely to progress via Papua LNG, an LNG project operated by super major, Total
  - Significant equity ownership over world-class exploration acreage covering ~4 million acres, via 6 petroleum licences (similar size to Bakken or Barnett Shale) (see table)
- Revamped Board, leadership and strategy since Mr Mulacek's departure in 2013:
  - Six directors added
  - All new executive management team
- Focused strategy to find, enable and develop gas

(1) Based on 49.7m shares outstanding and share price of $43.57 per share, as at 20 May 2016.
(2) US$2.2bn market capitalisation, plus net debt of $0.2 billion, as at 31-Mar-16 balance sheet.
(3) Gross interest in licences, prior to back-in of PNG Government and Landowners (22.5%).

- 5 -

InterOil’s PNG gas discoveries Source: IOC Note: Tcfe = Gas volume (Tcf) + 6 x (Condensate Volume (mmbbl)/1000). Estimates are provided for 2C gross unrisked contingent resources. (1) Raptor and Bobcat certification by RISC Advisory as of Dec 31, 2015. Triceratops certification by GLJ Petroleum as of Dec 31, 2015. Triceratops (0.38 Tcfe1) PRL 39 Bobcat (2.4 Tcfe1) PPL 476 Raptor (3.6 Tcfe1) PPL 475 Elk-Antelope PRL 15 InterOil has interests in 6 exploration and retention licenses covering approximately 4 million acres in the Gulf region

.. Revamped Board and management team .. Streamlined, LNG focused business .. Strategy with a clear path to production .. Executed value-adding transactions with Total S.A. (“Total”) and Puma Energy (“Puma”) .. Strengthened financial position and reduced operating costs .. The proposed value-creating transaction with Oil Search gives shareholders the opportunity to realize the benefits of their holdings: ..Material & immediate premium ..Uncapped cash payment based on volume upside potential in Elk-Antelope ..Exposure to upside potential of combined company Taking decisive action to unlock value

Situation overview

InterOil

- Shareholder and former InterOil CEO/Chairman, Mr Mulacek requisitioned resolutions to be presented at InterOil's AGM and nominated himself and four of his employees / associates to InterOil's Board. Mr Mulacek and his associates (including Gerard Jacquin) hold 7.6%[(1)] of InterOil's outstanding shares. The resolutions include:
  - Reducing InterOil's Board of Directors to six (five of which Mr Mulacek proposes to comprise of him and his associates)
  - Amending several of the company's charters so they would either duplicate InterOil's current practices or be wholly inconsistent with accepted market practice
- The Board has thoroughly reviewed the resolutions and nominations and determined that they are not in the best interests of shareholders
- Moreover, if elected Mr Mulacek and his employees / associates might seek to interfere with the proposed value-creating transaction with Oil Search

(1) Based on the Form 13D filing dated March 21, 2016.

– 8 –

The “New” InterOil

InterOil's turnaround since Mr Mulacek's departure is delivering results for shareholders

InterOil

The New InterOil	✓ Revamped Board and management team with global LNG experience ✓ Executed transactions with Total, as partner in Elk-Antelope, and with Puma that focused the business purely on upstream exploration and development ✓ Strengthened the Corporation's financial position and reduced costs ✓ Repaired relationships with PNG Government ✓ Entered into agreement to be acquired by Oil Search via a Plan of Arrangement, whereby InterOil shareholders will realise a significant premium to the recent trading prices
Positive market response	✓ Since Mr Mulacek's departure in 2013, under the current Board and management team, InterOil has outperformed a majority of its peers ✓ Share price volatility has declined significantly relative to peers ✓ Short interest has declined significantly ✓ Positive market response to the proposed Oil Search transaction
InterOil under Mulacek	✗ InterOil had no clear strategy and wasted shareholder resources on infeasible projects, including modular floating technology ✗ Litigation against Mr Mulacek damaged InterOil's reputation and threatened the company ✗ InterOil failed to maintain adequate internal controls ✗ InterOil failed to comply with the terms of key agreement with PNG government resulting in action by government to terminate PRL 15, which would have been disastrous for InterOil

InterOil's Board and management team have spent significant time and resources addressing challenges Mr Mulacek created prior to his departure in 2013

– 10 –

Clear and decisive action

InterOil

2013

November 2013
- Mr Mulacek departs from Board
- Dr Michael Hession appointed to Board (appointed CEO in July 2013)

December 2013
- Announced the sale of a 40.1% operated interest in Elk-Antelope to Total
- Effectively monetised PRL 15 and secured an independent super major to drive appraisal and development of the field

2014

March 2014
- Revised sales and purchase agreement with Total

May 2014
- Four new exploration licences issued, with an expiration of up to 11 years

May 2014
- Reduced offices from 4 to 2 (Port Moresby and Singapore) to streamline business

June 2014
- Secured a $300m credit facility to increase liquidity

July 2014
- Sold the company's midstream and downstream assets to Puma Energy for $526m, to focus on the higher returning upstream & LNG business

August 2014
- Chris Finlayson appointed Chairman

December 2014
- Discovery of Bobcat and Raptor

2015

January 2015
- Katherine Hirschfeld appointed to Board
- Former BP Exploration & Production Business CFO, Dr Ellis Armstrong, joins Board

February 2015
- Total voted operator of PRL 15

March 2015
- Yap Chee Keong appointed to Board

June 2015
- Isikeli Taureka joins Board (subsequently became Executive Director PNG in Sept 2015)

July 2015
- PNG LNG site select announced and Total SA becomes operator

November 2015
- Increased exploration interest after withdrawal of PRE (Pacific Rubiales)

2016

March 2016
- Completed third appraisal well, Antelope-6

April 2016
- Secured a $400m credit facility to replace the existing $300m facility
- Total CEO visited PNG and announced 10,000 jobs and US$10bn to be spent in PNG

May 2016
- **Announcement of proposed combination with Oil Search**

Represents significant transaction.

Since late 2013, InterOil has revamped the Board and leadership team, streamlined the business and secured the development of PRL 15

– 11 –

Trading metrics - overview

InterOil

	Mulacek regime (April 2013, retired as CEO)	New InterOil (May 2016)
Brent Crude (Oil Price)(1)	$102	$49
Share Price(1)	$79	$41
Number of covering analysts	3	9
Short interest (% of Shares O/S)()	32%	4%
Performance against Peer Group(3) (1-best performer, 11-worst performer)	8th(4)	3rd(5)
Volatility against Peer Group (1 lowest volatility, 11 highest)(6)	10th	7th

Source: Bloomberg

Ranked against 10 other international E&Ps. (Africa Oil, Beach Energy, Cairn Energy, Cobalt , Karoon Gas, Kosmos, Ophir, Oil Search, Santos, Tullow)

(1) As at 30 April 2013 versus 24 May 2016.

(2) Short interest as a percentage of equity float as at 30 April 2013 versus 29 April 2016.

(3) As measured on a total shareholder return basis from 8 September 2004 to 30 April 2013 versus 11 July 2013 (effective commencement date of Dr Michael Hession) to 19 May 2016 and 20 May 2016.

(4) All peers have been rebased against InterOil at 8 September 2004 with the exception of Cobalt Energy (15 December 2009), Kosmos (11 May 2011) and Ophir (8 July 2011) which have been rebased against InterOil at their initial listing date.

(5) All peers have been rebased against InterOil at 11 July 2013. InterOil is 3rd for the period 11 July 2013 to 20 May 2016.

(6) Volatilities have been calculated as the average of the daily historical 90 day volatility for the period from 8 September 2004 to 30 April 2013 versus 11 July 2013 to 19 May 2016. Volatilities for Cobalt Energy, Kosmos, and Ophir have been calculated only for the period that they have been listed. Bloomberg only calculates a 90 day volatility if at least 87% of price data points are available. Instances where no volatilities are calculated are not included in the averaging calculation.

- 12 -

InterOil's total shareholder return vs Peers Index[1]



11 July 2013: Dr Michael Hession appointed as CEO of InterOil
Proposed acquisition of InterOil by Oil Search announced 20 May 2016
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Peer Index
InterOil
Brent Crude

InterOil has consistently outperformed a majority of its peers for the period between 11 July 2013 to 19 May 2016[2]

Source: Bloomberg.

Note: Total shareholder returns for the period between 11 July 2013 and 20 May 2016 have been calculated assuming dividends are reinvested in the security. All securities are quoted on a USD basis.

(1) Peers Index comprises of 10 companies (Africa Oil, Beach Energy, Cairn Energy, Cobalt , Karoon Gas, Kosmos, Ophir, Oil Search, Santos, Tullow) weighted by their respective market capitalization on a daily basis. The Peers Index has been rebased against InterOil at 11 July 2013.

(2) Represents the closing price prior to announcement of proposed Plan of Arrangement with Oil Search.

– 13 –

Why Shareholders Should Vote for InterOil’s Nominees

Committed to strong corporate governance •Highly independent Board of Directors oSix of InterOil’s eight director nominees are independent oSeparate Chairman and CEO roles (in contrast to the prior arrangement where Mr Mulacek occupied both roles) •Company charter calls for regular renewal of Board membership oTerm of office for each Director expires at each AGM oMaximum Board tenure restrictions (maximum of 12 years for Chairman and 9 years for all other Directors) •Board of Directors interests are closely aligned with those of InterOil shareholders oStock Ownership Policy for the Board so that they maintain meaningful levels of equity ownership oAdoption of a Compensation Committee to ensure fair and competitive compensation of CEOs and executive officers oBenchmarking by Guerdon Associates, showed InterOil Board compensation to be in line with comparable US companies oIn 2015, Dr Hession entered into a restated contract that includes tighter change of control provisions and increases the portion of the contract that is at risk and is payable in RSUs

Highly qualified director nominees CHAIRMAN CHRIS FINLAYSON •>30 years in international oil, gas, LNG development •Track record of delivering large-scale capital projects and improving operational management in challenging circumstances, having led major ventures for Shell in Russia, Nigeria, Brunei and the UK North Sea •Formerly: CEO of BG Group, senior Managing Director at Shell DEPUTY CHAIRMAN FORD NICHOLSON •>30 years in North American and global oil and gas project development •Formerly: Co-founder and Director of Nations Energy producing heavy oil in Kazakhstan, founding shareholder and board member of Bankers Petroleum •Present: President of Kepis & Pobe Financial, Chairman of BNK Petroleum EXECUTIVE DIRECTOR PNG ISIKELI TAUREKA •>30 years experience in corporate finance, country management •Formerly: General Manager and Country Manager for Chevron New Guinea, managed state-owned Post and Telecommunication Corporation, Deputy Managing Director of Resources Investment Finance Limited CEO & DIRECTOR DR MICHAEL HESSION •>30 years experience in mega-projects, emerging provinces •Formerly: BP Development Manager of the Chirag Azeri mega project in Azerbaijan. Senior Vice President of the Browse LNG Development, responsible for developing Woodside’s biggest hydrocarbon resource and one of the world’s largest energy projects

Highly qualified director nominees (cont’d) DIRECTOR SIR RABBIE NAMALIU •>40 years in PNG public and business affairs •Formerly: PNG Prime Minister and Speaker, PNG Parliament, Minister for Foreign Affairs and Trade •Present: Director of Perth-based Marengo Mining Limited, Chairman of Kina Asset Management Ltd, member of the PNG Institute of Directors DIRECTOR DR ELLIS ARMSTRONG •>30 years in international oil & gas experience with in the Caribbean and Latin America, Venezuela, Alaska and the North Sea •Formerly: CFO of BP’s Exploration & Production business, held senior strategy, commercial and operational roles with BP •Present: Director of Lloyds Register, Director of Lamprell plc DIRECTOR CHEE KEONG YAP •>30 years in Asian power and finance •Formerly: CFO of Singapore Power, member of the Working Group of the Corporate Governance Oversight Committee of the Monetary Authority of Singapore •Present: Chairman of CityNet Infrastructure Management Pte, Director of Tiger Airways, Citibank Singapore, Olam International, Media Corp, Straits Trading, Certis CISCO Security and ARA Asset Management DIRECTOR SIR WILSON KAMIT •>40 years in PNG public and business affairs •Formerly: Deputy Governor of Bank of PNG, PNG Governor to the International Monetary Fund, Director of Asian Development Bank •Present: Senior fellow of the Corporate Directors Association of Australia, an honorary fellow of the PNG Institute of Banking and Business Management Inc., member of the PNG Institute of Directors

Independent and highly qualified Directors

InterOil

Nominee	Independent	Joined IOC BOD	Previous public BOD exp.	Previous public MGMT exp.	Governance	Exploration	Operations	PNG	Finance and M&A exp.
Chris Finlayson (Chairman)	✓	2014	✓	✓	✓	✓	✓		✓
Ford Nicholson (Deputy chairman)	✓	2010	✓	✓	✓	✓	✓		✓
Dr Michael Hession (CEO)		2013		✓	✓	✓	✓		✓
Isikeli Taureka (Exec. VP PNG)		2015	✓	✓		✓	✓	✓	✓
Sir Rabbie Namaliu	✓	2012	✓	✓	✓			✓	✓
Sir Wilson Kamit	✓	2013	✓	✓				✓	✓
Dr Ellis Armstrong	✓	2015	✓	✓	✓	✓	✓		✓
Chee Keong Yap	✓	2015	✓	✓	✓				✓
Roger Lewis[1]	✓	2008	✓	✓	✓		✓		✓
Katherine Hirschfeld[1]	✓	2015	✓	✓	✓	✓	✓		✓

InterOil's director nominees possess the right skills, capabilities and experience to create value for all InterOil shareholders

(1) Roger Lewis and Katherine Hirschfeld are current InterOil Board members and are not proposed nominees and will step down at the 2016 AGM.

– 18 –

Independent and experienced Board with a balanced tenure Nominated Board Composition Average tenure of InterOil’s nominated Board of Directors is 2.6 years •12.5% of Directors have served less than one year •62.5% of Directors have served between one to three years •25% of Directors have served over three years •Six directors, including Dr Hession, added since Mr Mulacek’s departure in 2013 •Six of the nominees have an average of more than 30 years of experience each in energy and large-scale LNG developments •Three of the nominees have essential Papua New Guinea regulatory knowledge and are Papua New Guinea citizens AQAAAAAQAIW4QOl35lhJgJlCYQc+4CjR4RbYTSiTSVDjCbIUlQJfwQ/G9EtzBCH8Xm6fgIA6tFTSWA455hjjo7mV0nDxcVfkNJuu4+lLPxkYQZNZsqmU 2 Directors on Board > 3 years 5 Directors on Board between 1 to 3 years 1 Director on Board less than 1 year

Board size and director compensation benchmarking Entity Number of Board Members Typical non-executive director annual remuneration(1) Africa Oil 5 $512,000(2) Cobalt International 10 $275,000 InterOil 8(3) $263,000 Kosmos Energy 11 $210,000 Cairn Energy 9 $160,000 Santos 9 $157,000 Karoon Gas 8 $155,000 Oil Search 9 $151,000 Beach Energy 7 $140,000 Tullow Oil 11 $127,000 Ophir Energy 8 $107,000 InterOil’s non-executive director annual remuneration is within the range of its peers Source: InterOil analysis. (1) Numbers provided exclude Chairman’s salary, unless otherwise stated, are presented on a USD basis and are aggregated to include the grant of share options or similar instruments. (2) May include chairman’s salary, however no additional data was available. (3) Proposed post 2016 AGM composition.

New management team since 2013


Dr Michael Hession
Director & CEO
Appointed Jul 2013
David Kirk
Senior Vice President
Development and Drilling
Appointed Nov 2013
Jon Ozturgut
Chief Commercial Officer
Appointed Jan 2014
Saxon Palmer
Senior Vice President,
Exploration
Appointed May 2015
2013
2014
2015
Isikeli Taureka
Executive Vice President PNG
Appointed Jun 2013
(Subsequently appointed to
Board in Jun 2015 and
Executive Director PNG in Sep 2015)
Thomas Nador
Executive Vice President,
PNG Business Operations
Appointed Dec 2013
Donald Spector
CFO
Appointed Jan 2014
Sheree Ford
General Counsel and Corporate Secretary
Appointed Aug 2015

- Highly-qualified and proven leaders
- Global experience at some of world's largest oil and gas companies
- Large-scale LNG project expertise
- Local experience and institutional knowledge to oversee the execution of InterOil's strategy

- 21 -

Analysts recognize the strength of InterOil's Board and management

InterOil

INSTITUTION	DATE OF REPORT	COMMENTS	RECOMMENDATION
citi	20-Oct-15	"Under CEO Michael Hession, the company has successfully divested its downstream business, reduced corporate costs, and built a **strong management team with experience in large scale project development and in-country expertise.**"	Buy
Goldman Sachs	18-Dec-14	Following InterOil's management and board restructure, it has taken proactive steps to increase the focus of the business on PNG gas commercialization. **It would appear the company has also improved its standing with the PNG government.** InterOil's reputation in the industry and equities market has been mixed through its history. Its relationships with the PNG government also appear to have been mixed (evidenced by public commentary and decisions relating to its Elk-Antelope project agreement and partnering process). However, we note **InterOil's reputation and positioning appear to be improving given the recent clean-up of assets and streamlining of strategy** (driven by the new CEO, Dr Michael Hession and an all new executive team).	Buy
CREDIT SUISSE	17-Sep-14	**InterOil is a completely different company than it was only two years ago, and it is only fitting that the management reflects the new situation. The key capabilities required include exploration expertise (InterOil is drilling all the wells),** corporate and marketing skills (Total is likely to manage Elk-Antelope development) and strong connections with political parties and local communities in PNG. InterOil currently has ~380 employees. **We believe the new management team is more than capable of driving the Elk-Antelope project forward.**	Buy

Note: All comments from initiating reports. Initiation reports attached for reference.

- 22 -

Analysts recognize the strength of InterOil's Board and management

InterOil

Analyst	DATE OF REPORT	COMMENTS	RECOMMENDATION
Bernstein	14-Aug-14	**While InterOil has had a chequered past, the upgrading of management and re-structuring of the Elk-Antelope partnership make us new believers in the stock.** In our opinion, **this has significantly enhanced their credibility as an operator**. Secondly, the farm-in by Total and Oil Search into PRL 15 has brought together a partnership, which has the capability to develop Elk-Antelope as a major LNG export project.	Buy
Macquarie	24-Jun-14	Ultimately, the **new look IOC offers a more experienced management team, more credible joint venture partners, a stronger balance sheet, a clearer route to market for Elk/Antelope gas** and the company's most material drilling program to date. Coupled with an attractive valuation, IOC has rarely offered more.	Buy
UBS	31-Mar-15	IOC represents a leveraged exposure to the growing PNG LNG industry. Antelope appraisal drilling results have a material impact on our valuation. PNG has attractive fiscal terms, and the recent start-up of the PNG LNG project shows that country risk is manageable.	Buy
Morgan Stanley	12-Jun-15[(1)]	**We believe new management is now hitting its stride, has a much better data-driven grasp on the assets and has re-positioned IOC for success.**	Buy
GMP	8-Jun-15	IOC presents a unique investment opportunity to play LNG leverage with a **new experienced management team in place that has de-risked its primary Elk/Antelope field** (15% of total acreage position) by bringing in a known partner Total.	Buy
Raymond James	17-Mar-15[(2)]	**For the first time, InterOil has provided specific measures of resource potential outside Elk/Antelope.**	Buy

Note: All comments from initiating reports apart from Morgan Stanley and Raymond James. Initiation reports attached for reference.

(1) Initiated coverage on 18 September 2009.

(2) Initiated coverage on 30 September 2004.

– 23 –

The Mulacek agenda to take control of InterOil

Setting the record straight on the Mulacek "Legacy"

InterOil

Mr Mulacek's track record during his tenure as Chairman and CEO of InterOil until 2013 (and his actions since) expose the fundamental threat that he poses to InterOil, should he be allowed to gain control of the InterOil Board

Absence of strategy

✗ **During Mr Mulacek's tenure, InterOil had no clearly articulated strategy**

- Contrary to creating a credible development plan for InterOil's gas discovery, Mr Mulacek instead insisted that the Corporation would develop the gas itself using modular and/or floating technology
- InterOil pursued these non-feasible plans at significant cost
- Mulacek's plans were in conflict with the 2009 Project Agreement with the PNG Government
- Mulacek announced the execution of several memoranda of understanding for LNG sales - but none of the agreements were binding or led to any LNG sales

Litigation

✗ **Mr Mulacek was embroiled in litigation that damaged InterOil's reputation and threatened the company**

- Mr Mulacek's partners in an entity he controlled, Nikiski, Ltd. ("Nikiski") brought a lawsuit against Mr Mulacek (including his controlled entities) and InterOil, after Nikiski bought a modular oil refinery and sold it to InterOil through a series of transactions
- Included allegations of, among other things, **fraud, self-dealing, investor oppression and conspiracy**
- In an attempt to avoid paying damages, Mr Mulacek attempted to put Nikiski into bankruptcy
- The court ultimately determined that Mr Mulacek had filed the bankruptcy in subjective bad faith and that "Mulacek intended to benefit himself"

– 25 –

Setting the record straight on the Mulacek "Legacy" (cont'd)

InterOil

Breach of agreement

✗ **Mr Mulacek's failure to comply with the terms of the 2009 Project Agreement threatened PRL 15**

- As a result of Mr Mulacek's development plans, the PNG Government commenced action against InterOil to terminate the agreement, which would likely have led to the termination of PRL15
- The situation was resolved only because of actions taken by InterOil's current management team
  - Dr Hession and the management team took decisive steps that facilitated the resolution, including signing a strategic agreement with Total and outlining a credible path to development

Value destruction

✗ **Mr Mulacek's activities in the industry following his departure from InterOil have involved significant shareholder value destruction**

- The share price of Kina has decreased by more than 80% since the announcement of Mr Mulacek becoming a "cornerstone investor"[(1)]

Governance failure

✗ **During Mr Mulacek's tenure, InterOil failed to maintain adequate internal controls**

- In 2008, the Ontario Securities Commission directed InterOil to review its option granting practices from January 1, 2001 to 2008
- A Special Committee conducted the review and determined that irregularities in InterOil's administration of certain historical stock options grants were the result of a lack of adequate internal controls

(1) Source: Bloomberg. From 11/6/2014 to 05/13/2016.

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Consequences of the Mulacek resolutions

InterOil

Control without premium	✗ Mr Mulacek's resolutions represent a bid to gain control of InterOil without paying a premium to InterOil shareholders
No Board independence	✗ Mr Mulacek's nominees would represent 5 out of 6 potential Board members if his resolutions are adopted ✗ Other than himself, all of Mr Mulacek's Board nominees are either his employees or his business associates
Loss of shareholder value	✗ If elected, Mr Mulacek and his nominees will interfere with the proposed value creating transaction with Oil Search ○ Has indicated that he wishes to restructure proposal
Loss of expertise	✗ Shrinking the InterOil Board to 6 will result in an inadequate mix of skills, capabilities and industry expertise required by InterOil ○ A Board of only six would prevent Board renewal over time, entrenching Mr Mulacek ○ InterOil's Board nominees have a diverse skill set with both LNG and PNG experience
Lack of experience	✗ Mr Mulacek's nominees are not qualified to lead InterOil through the challenges faced by a publicly listed company ○ Mr Mulacek's nominees have little or no experience on public boards ○ Mr Mulacek's nominees have no experience in LNG
Absence of strategy	✗ Mr Mulacek has no coherent strategy for InterOil ○ No indication of how he intends to create value for all InterOil shareholders ○ No strategy for LNG development, monetization of discoveries or exploration
Conflict of interest	✗ Mr Mulacek's interests conflict with InterOil and its shareholders ○ Mr Mulacek owns ~20% interest in Kina which has exploration licenses adjacent to InterOil's and is the president of PNG Drilling Ventures, which holds an interest in Raptor, Bobcat, Triceratops ○ Access to InterOil's material non-public information could enable Mr Mulacek to gain personal advantage
Impede decision making	✗ Resolutions relating to InterOil governance policies duplicate what InterOil already does ○ However, their structural framework are overly prescriptive and would prevent the Board from doing its job effectively and in a timely manner

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Mr Mulacek has put forward an under-qualified, inexperienced slate of nominees who are beholden to Mr Mulacek

InterOil

Name	Biography	Employee / Associate of Mulacek	Previous public BOD exp.	Facts Expose Lack of Qualifications and Independence
Phil Mulacek	Chairman of Asian Oil & Gas Pte Ltd., founder and President of Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, and ex-CEO/Chairman and founder of InterOil	!	✓	• Track record during tenure as Chairman and CEO of InterOil until 2013 and his actions since expose the fundamental threat that he poses to InterOil
David Lasco	Chairman and CEO of Lasco Development Corp (commercial real estate developer)	!	✗	• Business associate of Mr Mulacek • Owns interest in an entity that owns interest in PRL15 license • Owns direct interest in Raptor, Bobcat and Triceratop discoveries • CEO of commercial real estate firm that focuses primarily on U.S. retail malls • **NO** experience serving on the board of a public company
David Vance	Upstream Counsel Asian Oil and Gas Pte (senior commercial manager, InterOil 2012-13)	!	✓ (1)	• Works for Mr Mulacek as Upstream Counsel at Asian Oil & Gas Pte of which Mr Mulacek is Chairman • **NO** experience on a public company board other than at Kina where he was appointed by the board of which Mr Mulacek was a part • Largest shareholder of Kina
Henry Overstreet	Operations Manager, Petroleum Independent and Exploration (PIE) (2014-present, drilling contractor/engineer)	!	✗	• Works for Mr Mulacek as Operations Manager at PIE Operating of which Mr Mulacek is President • **NO** experience serving on the board of a public company
George Cammon	Drilling and Engineering Manager, Petroleum Independent and Exploration (PIE) (August 2015-present)	!	✗	• Works for Mr Mulacek as Drilling and Engineering Manager at PIE Operating of which Mr Mulacek is President • **NO** experience serving on the board of a public company

Mr Mulacek's nominees are tied to Mr Mulacek and bring neither experience nor expertise needed to unlock the value of InterOil's assets

(1) Mulacek's appointee to Kina

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Board believes the resolutions would: .. Hinder progress that the Corporation has made since Mr Mulacek’s departure from InterOil .. Restrict the business judgment of the Board due to their overly prescriptive and restrictive nature .. Put InterOil at a competitive disadvantage in attracting qualified directors and officers .. Deter potential counterparties from pursuing accretive transactions .. Create inherent conflicts of interest through prescriptive controls on directors and officers Mulacek’s resolutions are not in the best interest of InterOil and its shareholders

Mulacek’s value-destructive resolutions Resolution Issues 1. Fix number of directors to six •Board of only six is insufficient to ensure adequate mix of skills, capabilities and industry expertise for InterOil. InterOil is domiciled in the Yukon Territory, listed on NYSE and has operations in Papua New Guinea •Current board size comparable to peers: Cairn Energy PRL (9), Cobalt International Energy Inc. (10), Karoon Gas Australia Limited (8), Kosmos Energy Ltd. (11), Oil Search Limited (9), Ophir Energy Plc (8), Santos Ltd (8), Tullow Oil (11) •Artificially low limits on director numbers prevent Board’s ability to effectively refresh membership over time •Mr Mulacek has ulterior motives when viewed with other dissident resolutions, including trying to gain control of the Board 2. Amend Compensation Committee Charter to reduce director compensation while increasing the equity component of the compensation •Director compensation previously restructured following benchmarking by Guerdon Associates, which showed InterOil Board compensation to be in line with comparable US companies •During 2015, average compensation was $263,000 a year for non-executive directors (excluding Chairman) and only 26% (average) of director compensation was in cash •InterOil already has a Stock Ownership Policy to ensure directors maintain meaningful equity ownership in InterOil •Should the Board need to expand, it risks creating a conflict or trade-off between the compensation available and the expertise needed •The Compensation Committee, which is elected by shareholders, should not have overly prescriptive limits on executing their fiduciary duties 3. Amend Compensation Committee Charter to set a floor on the share price in a transaction for change of control payments •Change of control ensures stability, commitment and independent judgment when executive officer efforts are critical to outcomes that can be value accretive to shareholders •The proposal is overly prescriptive and will detrimentally affect InterOil’s ability to attract executive talent •Threshold price of $60 is unreasonable and could misalign interests of executives and shareholders. Executives may hold out for a transaction that may not materialize

Resolution Issues 4. Amend Nominating and Governance Committee Charter to provide that in formulating criteria for directors at least one third of directors have direct skills, competency and experience in matters relevant to the exploration and development of the Company’s onshore licences and development assets in Papua New Guinea jungle •Clause 5.1 of the Nominating and Governance Charter already provides for committee to formulate criteria for considering directors •Board requires a mix of skill, experience and expertise for compliance purposes •Committee requires flexibility in formulating criteria •Board already has three Papua New Guinea citizens who are well-versed in the country’s development issues •This proposal is overly prescriptive 5. Amend Reserves Governance Committee Charter with regard to third party reviews and annual reviews •InterOil already complies with best practice and intends to continue to do so •The Reserves Governance Charter was developed with regard to SEC and Canadian reporting obligations •The Charter already requires the committee to review any public disclosure on resources evaluation, review and make recommendations to the Board on the appointment of qualified reserves auditors or evaluators, and review InterOil’s procedures for disclosure of information concerning oil and gas activities •InterOil most recently sought an independent resource assessment of its two latest discoveries (Raptor and Bobcat), which was reported in the Corporation’s 2015 Annual Information Form Mulacek’s value-destructive resolutions (cont’d)

Resolution Issues 6. Amend Board charter to require shareholder approval of transactions over 10% of total asset value •This proposal would detrimentally affect InterOil’s ability to conduct its business and make timely decisions to add value for shareholders •Referral of such transactions to shareholders for approval may prevent execution because of time and cost involved •Counterparties may avoid doing business with InterOil because of this apparently onerous requirement •Proposal appears to be unprecedented •The Corporation already has guidelines on shareholder involvement in transactions, over which directors provide fiduciary oversight 7. Board to adopt and comply with rigorous disclosure policies •InterOil already has robust Disclosure Controls and Procedures, which were developed with regard to SEC and Canadian regulations •InterOil’s Disclosure Controls and Procedures are circulated with the Management Information Circular •The Corporation regularly makes material disclosures to the market, all of which are evaluated by an internal disclosure committee, including the Chief Financial Officer and the General Counsel •Current management has not had any issues with regulators •SEC conducted multiple investigations on InterOil during Mr Mulacek’s tenure •Since Mr Mulacek’s departure, the shorting of InterOil’s shares has reduced significantly and analyst coverage has increased Mulacek’s value-destructive resolutions (cont’d)

Proposed Value-Creating Transaction with Oil Search

InterOil and Oil Search: Delivering compelling value for InterOil shareholders

InterOil

1	**Material and immediate premium**	• Share consideration delivers immediate and material premium of 27.2% to InterOil's last closing price[(1)] and 32.5% to InterOil 3-month VWAP[(1)]
2	**Uncapped upside in PRL 15 resource**	• Additional value through ongoing exposure to potential upside in PRL 15 through the CVR Consideration which provides an uncapped cash payment on completion of certification for resource volumes above 6.2 tcfe • Certification to include Antelope-7, now formally agreed by the PRL 15 JV
3	**Exposure to benefits of combined entity**	• InterOil shareholders will retain a 14-21% interest in combined company[(2)] • Major independent PNG oil and gas champion, with exposure to a high quality, low-cost production base, balance sheet strength and excellent growth opportunities • Exposure to the world-class PNG LNG project and the significant potential benefits that are expected to be realised from cooperation between, and potential integration of, PNG LNG and Papua LNG projects

(1) Based on InterOil's closing price of US$31.65 per share as at May 19, 2016. InterOil's 3-month VWAP of US$30.37 per share as at May 19, 2016. Oil Search 10-day volume weighted average price in A$ per share to 19 May 2016, converted to US$ using the RBA's reference AUDUSD rate as at May 19, 2016, implying a price of US$5.00 per share.

(2) Depending on the level of participation by InterOil shareholders in the cash alternative.

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InterOil's proposed value-adding transaction with Oil Search

InterOil

On May 20, 2016, InterOil and Oil Search announced they had entered into an agreement whereby InterOil would be acquired by Oil Search

Share consideration

- InterOil to be acquired by Oil Search for 8.05 Oil Search shares per InterOil share or an equivalent value in cash (based on a VWAP calculation at closing and capped at a total amount of $770 million)
- Share consideration implies US$40.25 per InterOil share(1), before CVR value
  - InterOil shareholders to own approximately 14 - 21% of the combined entity(2)

Contingent Value Right

- CVR is equivalent to approximately US$6.05 per InterOil share for each incremental certified tcfe above 6.2 tcfe
  - CVR payment triggered on PRL 15 2C resource certification

Targeted closing

- Third quarter of 2016

Approvals and conditions

- Proposed transaction is subject to
  - InterOil shareholder approval(5)
  - Court approval
  - Customary closing conditions

The proposed transaction provides a material and immediate premium

Offer and CVR overview	6.2 tcfe	7.0 tcfe	7.5 tcfe	8.0 tcfe
Share consideration(1)	$40.25	$40.25	$40.25	$40.25
CVR consideration - potential value(3)	Nil	$4.84	$7.86	$10.88
Aggregate consideration	$40.25	$45.16	$48.22	$51.29
Premium to last close(4)	27%	43%	52%	62%

US$6.05 per InterOil Share for each Incremental Tcfe

(1) Based on Oil Search's 10-day volume weighted average price in A$ per share to May 19, 2016, converted to US$ using the RBA's reference AUDUSD rate as at May 19, 2016, implying a price of US$5.00 per share. Excluding any potential cash payment associated with the CVR.

(2) Depending on the level of participation by InterOil shareholders in the cash alternative.

(3) Represents potential future payment at given certified resource level; not discounted to present value.

(4) Based on InterOil's closing price of US$31.65 per share as at 19 May 2016.

(5) Requires votes in favour from 66 2/3 % of those voting.

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6.37x5.98x6.19x7.07x– 1x 2x 3x 4x 5x 6x 7x 8x 9x1 Day3 Months6 Months1 YearTransaction ExchangeRatio -8.05x26.4% 34.7% 30.0% 13.8% The proposed InterOil/Oil Search transaction exchange ratio represents a premium to historical average exchange ratios Source: Bloomberg, RBA. Note: Historical exchange ratios have been calculated on a USD basis for the periods 1 day, 3 months, 6 months and 1 year to 19 May 2016. The Oil Search share price have been converted to US$ using the RBA’s daily reference AUDUSD rate.

Market reactions “Given the substantial option value associated with the CVRs, we would discourage investors from selling IOC shares at their current price. Anyone selling now would lose out on the chance of collecting the future CVR payment at the time of resource certification, in 2017” (Raymond James, 24 May 2016) “Oil Search has announced a bid for InterOil, which will create an E&P company in PNG with significant cash flow and an impressive resource and acreage position. The way the deal was structured we found highly thoughtful and reflects one of the most superior management teams in the region … Without a competing offer, we would recommend shareholders of InterOil to take up Oil Search shares given the long term value upside which we believe Oil Search will be able to unlock” (Bernstein, 20 May 2016) InterOil’s stock price closed up 38%(1) following the announcement of the proposed transaction with Oil Search; with strong support from analysts and commentators Analysts Commentary Media Commentary “Sometimes, just sometimes, a deal really is good for all involved … Oil Search is paying up, but may be able to find efficiencies in getting the gas to market. It already has producing assets with Exxon in a PNG project. Linking into that infrastructure would cut costs” (Lex – Financial Times, 20 May 2016) (1) Compared with prior close. (2) Sourced from an Oil Search analyst report. Other analysts commentary are sourced from InterOil analyst reports. “We think that OSH has paid a very full price for IOC … We think OSH's takeover offer substantially de-risks the value in IOC for shareholders ” (Citi, 23 May 2016)(2)

Mr Mulacek's assertions regarding the proposed transaction with Oil Search are factually incorrect

InterOil

Proposed transaction

✗ **Mulacek assertion: "…we believe the OSH/Total bid significantly undervalues InterOil…"**

- The Board of InterOil believe there are a number benefits from the transaction for InterOil, including:
  1. **A material and immediate premium of 27%** to the last close of InterOil (at 6.2Tcfe) which increases further depending on the ultimate CVR payment
  2. **Uncapped cash payment through the CVR** based on the resource volume of Elk-Antelope. The Board viewed this as a critical element of the transaction to ensure value was maximized for InterOil shareholders
  3. **Exposure to a combined PNG oil and gas champion** which will be well placed to maximize potential benefits of the combined businesses

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Mr Mulacek’s assertions regarding the proposed transaction with Oil Search are factually incorrect (cont’d) Resource upside and certainty .. Mulacek assertion: “…[resource estimates post production]…can add significantly to estimated resource size…” and the resource volume could increase from 7 Tcf at Interim Certification to 12.5 Tcf at Final Certification •Contingent resources are estimated at the 1C level (90% likelihood), 2C level (50% likelihood) and 3C level (10% likelihood) •The pre-production resource certification at the 2C level will provide an estimate of the field size that has a 50% likelihood of being produced •Any post-production certification, which is likely to occur in the mid-2020’s, is unlikely to significantly change the pre-production 2C estimate •Production data will provide greater accuracy of the initial estimates, particularly around 1C and 3C, such that they would normally converge towards the 50% estimate. However, the resource payment is based on the 2C outcome, which is unlikely to significantly change from the initial pre-production certification .. Mulacek assertion: “A material balance recertification (post-production) is typically more accurate than a pre- production estimate because of the additional data form production…” •A post-production certification would not occur until the mid-2020’s at the earliest, allowing for time to finish FEED, take FID, construct and obtain meaningful production history. •A post-production certification is likely to provide greater accuracy of the pre-production estimated range but it is unlikely to significantly change the mid-point or 2C estimate

Mr Mulacek’s assertions regarding the proposed transaction with Oil Search are factually incorrect (cont’d) Resource size .. Mulacek assertion: “we believe…[12.5 Tcf]…to be reasonable based on our detailed understanding of the resource…” and “15 Tcf…is at the top range of some current estimates…” •GLJ’s independent certification of Elk-Antelope estimated the field size to range from 7.7 to 12.4 Tcfe with a 2C estimate of 10.2 Tcfe. Financial analysts who cover InterOil believe the field’s 2C resource estimate is between 7.1 and 10.2 Tcfe •Mr Mulacek’s scenarios of 12.5 Tcf and 15 Tcf do not reflect any reasonable independent assessment or market commentary •Nonetheless the CVR will capture any volume upside above 6.2Tcfe when the resource is certified, which is expected by mid-2017 Mr Mulacek’s revised CVR proposal .. Mulacek assertion: “…we propose to maintain the original structure of the Total resource payment by delaying the CVR payment until 2 years of stable LNG Production…” •The current transaction contemplates completion of the CVR payments by mid-2017 •Under the terms of the original Total agreement, InterOil would have been required to refund Total if the post- production resource certification was lower than the pre-production resource certification oThe CVR under the Oil Search Agreement does not have this feature and the long-term, contingent liability disappears •A delay in payment from mid-2017 to the mid-2020’s, at the earliest, would result in a significant decrease in the current value of the CVR to InterOil shareholders, taking into account the time value of money

The Right Board to Execute and Deliver Long-Term Value

InterOil

New InterOil

Experienced Board and Team

- Since Mr Mulacek left InterOil in 2013, InterOil has transformed from a highly speculative stock to a focused and funded company run by an experienced highly independent Board and management team
- InterOil shareholders now have the opportunity to vote in favour of receiving a change of control premium to the current share price for their investment

Mulacek

- Mr Mulacek wants "HIS" company back
- Mr Mulacek caused significant damage to InterOil during his tenure as CEO and Chairman and represents a real threat to the ability of InterOil shareholders to realise optimum value for their investments
- Mr Mulacek wants to prevent InterOil shareholders from realizing benefits of the proposed value-creating transaction with Oil Search

Dissident Nominees

- If Mr Mulacek's nominees are appointed, the InterOil Board would cease to be capable of independent decision making
- ALL of Mr Mulacek's nominees are either in his employ or are an associate of Mr Mulacek
- Mr Mulacek's nominees have little or no experience with public boards

Dissident Resolutions

- Mr Mulacek's resolutions would hand control of InterOil to Mr Mulacek if approved
- Mr Mulacek resolutions duplicate what InterOil already does, would prevent the Board from doing its job, and do not seem to be practiced elsewhere

We Ask That Shareholders Vote FOR ALL the Board's Director Nominees

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Thank You For more information, please contact: michael.lynn@interoil.com Senior Vice President, Investor Relations david.wu@interoil.com Vice President, Investor Relations